FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February, 2006

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                        ---          ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes     No X
         ---    ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Materials Contained in this Report:

I. English translation of a Report of Bulk Holding (Amendment No. 2) that was filed with the Director of the Tokai Local Finance Bureau by the registrant on February 2, 2006.

II. English translation of Corrections to a Report of Bulk Holding (Amendment No. 4) that was filed with the Director of the Tokai Local Finance Bureau on February 2, 2006.

III. English translation of Corrections to a Report of Bulk Holding (Amendment No. 5) that was filed with the Director of the Tokai Local Finance Bureau on February 2, 2006.

IV. English translation of a Report of Bulk Holding (Amendment No. 6) that was filed with the Director of the Tokai Local Finance Bureau by the registrant on February 2, 2006.

V. English translation of a notice concerning the dissolution of Toyota Credit Argentina S.A., a subsidiary of the registrant, as filed by the registrant with the exchanges in Japan, including the Tokyo Stock Exchange on February 7, 2006.

VI. English translation of a Notice of Repurchase of Shares through ToSTNeT-2, as filed with the Tokyo Stock Exchange on February 14, 2006.

VII. English translation of a Notice of the Results of Repurchase of Shares through ToSTNeT-2, as filed with the Tokyo Stock Exchange on February 15, 2006.

VIII. English excerpt translation of a Report on Number of listed Shares, as filed with the Tokyo Stock Exchange on February 20, 2006.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          Toyota Motor Corporation



                                          By: /s/ Masaki Nakatsugawa
                                              ----------------------------------
                                              Name:  Masaki Nakatsugawa
                                              Title:   General Manager of
                                                       Accounting Division



Date:  February 28, 2006



                                       2